

CM

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43514

FACING PAGE
Information Requested of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **January 1, 2009** (MM/DD/YY) AND ENDING **December 31, 2009** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Century Securities Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do note use P.O. Box No.)

501 North Broadway
(No. and street)

St. Louis	**Missouri**	**63102-2188**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mr. Bernard N. Burkemper, Chief Financial Officer **(314) 342-2000**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	**Chicago**	**IL**	**60606**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

AFFIRMATION

I, Bernard N. Burkemper, affirm that, to the best of my knowledge and belief, the accompanying financial statements and supporting schedules pertaining to Century Securities Associates, Inc., for the year ended December 31, 2009, are true and correct. I further affirm that neither the company nor any officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

TESSA S. GREJTAK
Notary Public - Notary Seal
STATE OF MISSOURI
St. Louis City
My Commission Expires: May 21, 2011
Commission # 07045519

Notary Public

Signature

Chief Financial Officer
Title

This report contains (check all applicable boxes) *:

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholder's Equity.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors (not applicable).
- ☒ (g) Computation of Net Capital for Brokers and Dealers Pursuant to Rule 15c3-1 under the Securities Exchange Act of 1934.
- ☐ (h) Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule15c3-3 under the Securities Exchange Act of 1934.
- ☐ (i) Information Relating to the Possession or Control Requirements for Brokers and dealers Pursuant to Rule 15c3-3 under the Securities Exchange Act of 1934 (not applicable).
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to Methods of Consolidation (not applicable).
- ☒ (1) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report (under separate cover).
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (not applicable).
- ☒ (o) Supplementary Report of Independent Registered Public Accounting Firm on Internal Control

* *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009

AND

REPORT OF INDEPENDENT REGISTERED PUBLIC
ACCOUNTING FIRM

FILED PURSUANT TO RULE 17a-5(e)(3) AS A PUBLIC DOCUMENT

Century Securities Associates, Inc.
(Name of Respondent)

501 NORTH BROADWAY
ST. LOUIS, MISSOURI 63102-2188
(Address of principal executive office)

Mr. Bernard N. Burkemper
Chief Financial Officer
Century Securities Associates, Inc.
501 North Broadway
St. Louis, Missouri 63102-2188
Telephone Number: 314/342-2119

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

CENTURY SECURITIES ASSOCIATES, INC.

Statement of Financial Condition

As of December 31, 2009

Pages

Statement of Financial Condition

Report of Independent Registered Public Accounting Firm

The Board of Directors
Century Securities Associates, Inc.

We have audited the accompanying statement of financial condition of Century Securities Associates, Inc. (the "Company") as of December 31, 2009. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Century Securities Associates, Inc. at December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Chicago, Illinois
February 25, 2010

Ernst & Young LLP

CENTURY SECURITIES ASSOCIATES, INC.
Statement of Financial Condition
December 31, 2009

(in thousands, except shares)		
Assets		
Cash and cash equivalents	$	5,716
Service fees receivable from affiliated broker-dealer		310
Due from affiliated broker-dealer		271
Deferred tax assets, net		284
Other assets		476
Total assets	**$**	**7,057**
Liabilities and stockholder's equity		
Payable to independent contractors	$	1,165
Due to affiliated broker-dealer		301
Accrued compensation		157
Income taxes payable		888
Other accrued liabilities		181
		2,692
Stockholder's equity		
Capital stock – par value $0.01; authorized 1,000 shares; issued 800 shares		—
Additional paid-in-capital		200
Retained earnings		4,165
Total stockholder's equity		4,365
Total liabilities and stockholder's equity	**$**	**7,057**

See accompanying Notes to Statement of Financial Condition.

CENTURY SECURITIES ASSOCIATES, INC.
Notes to Statement of Financial Condition
(in thousands)

NOTE 1 – Nature of Operations and Basis of Presentation

Nature of Operations

Century Securities Associates, Inc. is a fully disclosed introducing broker, which contracts with independent licensed brokers to sell securities and other investment products principally to retail (individual) investor customers. Its major geographic area of concentration is the Midwest. We introduce our customers to an affiliated broker-dealer, Stifel Nicolaus & Company, Incorporated ("Stifel Nicolaus") who carries such accounts on a fully disclosed basis. Accordingly, we are exempt under Section (k)(2)(ii) from Rule 15c3-3 under the Securities Exchange Act of 1934. We are registered with the Securities and Exchange Commission (the "SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation.

Basis of Presentation

We are a wholly-owned subsidiary of Stifel Financial Corp. (the "Parent"). Unless otherwise indicated, the terms "we," "us" "our" or "our company" in this report refer to Century Securities Associates, Inc.

The accompanying statement of financial condition has been prepared in conformity with U.S. generally accepted accounting principles, which require management to make certain estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

NOTE 2 – Summary of Significant Accounting Policies

Cash and Cash Equivalents

We consider all highly liquid investments with original maturities of three months or less to be cash equivalents. Cash and cash equivalents include money market mutual funds.

Office Equipment and Leasehold Improvements

Office equipment is depreciated on an accelerated basis over the estimated useful life of the asset of three to seven years. Office equipment and leasehold improvements are stated at cost net of accumulated depreciation and amortization and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Leasehold improvements are amortized using the straight-line method over the shorter of the lease term or the estimated useful lives of the assets. Additions, improvements and expenditures for repairs and maintenance that significantly extend the useful life of an asset are capitalized. At December 31, 2009, office equipment and leasehold improvements, net, of $31 is included in "Other assets" on the statement of financial condition. See Note 5 for further discussion of office equipment and leasehold improvements.

Stock-Based Compensation

We participate in an incentive stock award plan sponsored by the Parent that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards and stock units to our employees. See Note 9 for a further discussion of stock-based compensation plans.

Income Taxes

We are included in the consolidated federal and certain state income tax returns filed by the Parent. Our portion of the consolidated current income tax liability, computed on a separate return basis pursuant to a tax sharing agreement and our stand-alone tax liability or receivable are included on the statement of financial condition.

We compute income taxes using the asset and liability method, under which deferred income taxes are provided for the temporary differences between the financial statement carrying amounts and the tax basis of our company's assets and liabilities. We establish a valuation allowance for deferred tax assets if it is more likely than not that these items will either expire before we are able to realize their benefits, or that future deductibility is uncertain.

We recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the financial statements from such a position are measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement. We recognize interest and penalties related to income tax matters in income tax expense. See Note 8 for a further discussion of income taxes.

Recently Adopted Accounting Guidance

Financial Accounting Standards Board ("FASB") Accounting Standards Codification

In June 2009, the FASB issued Accounting Standards Codification (the "Codification"), which will serve as the single source of authoritative non-governmental generally accepted accounting principles, superseding existing FASB, American Institute of Certified Public Accountants, Emerging Issues Task Force and related accounting literature. This guidance is effective for interim and annual reporting periods ending after September 15, 2009 (December 31, 2009 for our company) and has impacted our financial statement disclosures since all future references to authoritative accounting literature will be referenced in accordance with the Codification.

Subsequent Events

In May 2009, the FASB issued new guidance on the treatment of subsequent events. Subsequent events are defined as events or transactions that occur after the balance sheet date, but before the financial statements are issued. Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the balance sheet. Unrecognized subsequent events are events or transactions that provide evidence about conditions that did not exist at the date of the balance sheet, but arose before the financial statements were issued. Recognized subsequent events are recorded in the financial statements and unrecognized subsequent events are excluded from the financial statements but disclosed in the notes to the financial statements if their effect is material. This guidance is effective for interim and annual reporting periods ending after June 15, 2009 (December 31, 2009 for our company). The adoption did not have an impact on our financial condition. See Note 10 for a discussion of our analysis of subsequent events under the new guidance.

Fair Value of Financial Instruments

In April 2009, the FASB issued new guidance that provides additional assistance in estimating fair value of financial instruments when the volume and level of activity for the asset or liability have significantly decreased, including how to identify circumstances that indicate a transaction is distressed. This guidance is effective for interim and annual reporting periods ending after June 15, 2009 (December 31, 2009 for our company). The adoption did not have an impact on our financial condition. See Note 4 for further discussion of fair value.

In September 2006, the FASB issued new guidance, which defined fair value, established guidelines for measuring fair value and expanded disclosures regarding fair value measurements. The FASB delayed the application of the guidance for nonfinancial assets and liabilities, except those that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually), until fiscal years beginning after November 15, 2008 (January 1, 2009 for our company). The adoption did not have an impact on our financial condition.

NOTE 3 – Related Party Transactions

We conduct our securities operations as a fully disclosed introducing broker through Stifel Nicolaus (the "carrying broker-dealer"). Under the arrangement, we have a Proprietary Accounts of Introducing Brokers agreement with the carrying broker-dealer.

At December 31, 2009, the "Due from affiliated broker-dealer" balance consisted of commissions receivable, net of brokerage and clearing expense; the "Service fees receivable from affiliated broker-dealer" includes service fees and interest receivable; and the "Due to affiliated broker-dealer" balance is comprised principally of payroll, independent contractor fees, taxes and various administrative expenses that were paid by the carrying broker-dealer on our behalf.

NOTE 4 – Fair Value of Financial Instruments

We measure certain financial assets at fair value on a recurring basis, including money market mutual fund accounts included in "Cash and cash equivalents" and investments included in "Other assets" on the statement of financial condition.

Fair Value Hierarchy

The fair value of a financial instrument is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e. "the exit price") in an orderly transaction between market participants at the measurement date. We have categorized our financial instruments measured at fair value into a three-level classification in accordance with ASC 820, "Fair Value Measurement and Disclosures," which established a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in pricing the asset or liability developed based on market data obtained from independent sources. Unobservable inputs are inputs that reflect a company's judgment concerning the assumptions that market participants would use in pricing the asset or liability developed based on the best information available under the circumstances. The fair value hierarchy is broken down into three levels based on the reliability of inputs as follows:

Level I – Quoted prices (unadjusted) are available in active markets for identical assets or liabilities as of the measurement date. A quoted price for an identical asset or liability in an active market provides the most reliable fair value measurement because it is directly observable to the market.

Level II – Pricing inputs are other than quoted prices in active markets, which are either directly or indirectly observable as of the measurement date. The nature of these financial instruments include instruments for which quoted prices are available but traded less frequently, derivative instruments whose fair value have been derived using a model where inputs to the model are directly observable in the market, or can be derived principally from or corroborated by observable market data, and instruments that are fair valued using other financial instruments, the parameters of which can be directly observed.

Level III – Instruments that have little to no pricing observability as of the measurement date. These financial instruments do not have two-way markets and are measured using management's best estimate of fair value, where the inputs into the determination of fair value require significant management judgment or estimation.

Valuation of Financial Instruments

As of December 31, 2009, our financial instruments, which included money market mutual funds and equity securities, were classified as Level I. In determining the fair value of our financial instruments we utilized observable market prices and observable market parameters. In the case of financial instruments transacted on recognized exchanges, the observable market prices represent quotations for completed transactions from the exchange on which the financial instrument is principally traded.

The following table summarizes the valuation of our financial instruments as of December 31, 2009 (*in thousands*):

Money market mutual funds *	$	2,271
Equity securities **		30
	$	**2,301**

* Included in "Cash and cash equivalents" on the statement of financial condition.

** Included in "Other assets" on the statement of financial condition.

NOTE 5 – Office Equipment and Leasehold Improvements

The following is a summary of office equipment and leasehold improvements as of December 31, 2009 (*in thousands*):

Furniture and equipment	$	209
Leasehold improvements		47
Total		256
Less accumulated depreciation and amortization		(225)
	$	31

NOTE 6 – Regulatory Capital Requirements

We operate in a highly regulated environment and are subject to net capital requirements, which may limit distributions to the Parent. Distributions are subject to net capital rules. A broker-dealer that fails to comply with the SEC's Uniform Net Capital Rule (Rule 15c3-1) may be subject to disciplinary actions by the SEC and self-regulatory organizations, such as FINRA, including censures, fines, suspension, or expulsion. We calculate our net capital under the aggregate indebtedness method whereby we are required to maintain minimum net capital (as defined), equal to the greater of $50,000 (actual) or 6 2/3% of aggregate indebtedness (as defined). We are not allowed to distribute equity capital or pay cash dividends to the Parent if resulting net capital would be less than 120% of our minimum net capital (as defined). We have consistently operated in excess of our capital adequacy requirements. At December 31, 2009, we had net capital of $3,378, which was $3,199 in excess of our minimum required net capital of $179, and aggregate indebtedness was 79.7% of net capital.

NOTE 7 – Off-Balance Sheet Credit Risk

Our customers' accounts are carried by the carrying broker-dealer. All execution and clearing services are performed by the carrying broker-dealer. The agreement between our company and the carrying broker-dealer stipulates that all losses resulting from our customers' inability to fulfill their contractual obligations are our responsibility. We manage our risks associated with the aforementioned transactions through our carrying broker-dealer's monitoring of positions, credit limits, and collateral. Additional collateral is required from customers and other counterparties, when appropriate. At December 31, 2009, no amounts are due to the carrying broker-dealer for customer losses.

NOTE 8 – Income Taxes

Tax effect of temporary differences and carryforwards that comprise significant portions of deferred tax assets as of December 31, 2009 *(in thousands)*:

Deferred tax assets:		
Accruals not currently deductible	$	267
Other		17
	$	**284**

We will establish a valuation allowance if either it is more likely than not that the deferred tax asset will expire before we are able to realize their benefits, or the future deductibility is uncertain. We believe that our future taxable income will be sufficient to recognize our deferred tax assets.

Uncertain Tax Positions

As of December 31, 2009, we had $588 of gross unrecognized tax benefits all of which, if recognized, would affect the effective tax rate. We recognize interest and penalties related to income tax matters in income tax expense. As of December 31, 2009, we had accrued interest and penalties of $273, before benefit of federal tax deduction, included in "Income taxes payable" on the statement of financial condition.

We are included in the consolidated federal and certain state income tax returns filed by the Parent. We file separate income tax returns in certain local jurisdictions. The Parent's consolidated federal and certain state returns and our separate local returns are not subject to examination by tax authorities for taxable years before 2006. Certain consolidated state returns are not subject to examination by tax authorities for taxable years before 2000.

There is a reasonable possibility that the unrecognized tax benefits will change within the next 12 months as a result of the expiration of various statutes of limitations or for the resolution of U.S. federal and state examinations, but we do not expect this change to be material to the financial statements.

NOTE 9 – Employee Incentive, Deferred Compensation and Retirement Plans

Our employees participate in an incentive stock award plan sponsored by the Parent that provides for the granting of stock options, stock appreciation rights, restricted stock, performance awards and stock units. Awards under the Parent's incentive stock award plans are granted at market value at the date of grant. Options expire ten years from the date of grant. The awards generally vest ratably over a three- to eight-year vesting period. In addition, our employees participate in the Stifel Nicolaus Wealth Accumulation Plan (the "Deferred Compensation Plan"), the Stifel Nicolaus Profit Sharing 401(k) Plan (the "Profit Sharing Plan") and Employee Stock Ownership Plan ("ESOP").

All stock-based compensation plans are administered by the Compensation Committee of the Board of Directors of the Parent, which has the authority to interpret the plans, determine to whom awards may be granted under the plans, and determine the terms of each award.

Deferred Compensation Plans

The Deferred Compensation Plan is provided to certain revenue producers and officers of our company, whereby a certain percentage of their incentive compensation is deferred as defined by the Deferred Compensation Plan into stock units of the Parent with a 25% matching contribution by our company. Participants may elect to defer up to an additional 15% of their incentive compensation with a 25% matching contribution. Units generally vest over a three- to five-year period and are distributable upon vesting or at future specified dates. Elective deferrals are 100% vested.

Retirement Plans

Eligible employees of our company who have met certain service requirements may participate in the Profit Sharing Plan. We may match certain employee contributions or make additional contributions to the Profit Sharing Plan at the discretion of the Parent.

Employee Stock Ownership Plans

The Parent has an internally leveraged ESOP in which qualified employees of our company, as defined in the ESOP participate. We expense the annual contributions to the ESOP which is determined by the Compensation Committee of the Board of Directors on behalf of all eligible employees based upon the relationship of individual compensation to total compensation.

NOTE 10 - Subsequent Events

We evaluate subsequent events that have occurred after the balance sheet date but before the financial statements are issued. There are two types of subsequent events: (1) recognized, or those that provide additional evidence about conditions that existed at the date of the balance sheet, including the estimates inherent in the process of preparing financial statements, and (2) non-recognized, or those that provide evidence about conditions that did not exist at the date of the balance sheet but arose after that date. We evaluated subsequent events through February 25, 2010. Based on the evaluation, we did not identify any recognized subsequent events that required adjustment to the financial statements.

******

Report of Independent Accountants on Applying Agreed-Upon Procedures

To the Board of Directors and Management
Century Securities Associates, Inc.

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and Management of Century Securities Associates, Inc. (the Company), the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission (SEC), and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating Century Securities Associates, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Century Securities Associates, Inc.'s management is responsible for Century Securities Associates, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement record entries, which included copies of checks, noting no findings;

2. Compared the amounts derived from the SEC Form X-17A-5 (FOCUS) reports for the fiscal period from April 1, 2009 through December 31, 2009 with the amounts reported in Form SIPC-7T for the fiscal period from April 1, 2009 through December 31, 2009, noting no findings;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers as prepared by management and derived from the Company's general ledger, noting no findings; and

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related supporting schedules and working papers supporting the adjustments, noting no findings.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T) for the fiscal period from April 1, 2009 through December 31, 2009. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chicago, Illinois
February 25, 2010

SIPC-7T

(29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St, N.W. Suite 800, Washington, D.C. 20005-2215

202-371-8300

SIPC-7T

(29-REV 12/09)

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

043514 FINRA DEC
Century Securities Assoc., Inc.
One Financial Plaza FL 7
501 N Broadway
Saint Louis, MO 63102-2188

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

______

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] — $ 22,645

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) — (7,374)

7/29/09
Date Paid

C. Less prior overpayment applied — (______)

D. Assessment balance due or (overpayment) — 15,271

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum — -0-

F. Total assessment balance and interest due (or overpayment carried forward) — $ 15,271

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) — $ 15,271

H. Overpayment carried forward — ______)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

______

______

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Century Securities Associates, Inc.
(Name or Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Chief Financial Officer
(Title)

Dated the 23rd day of February, 20 10

This **form and the assessment** payment Is due 60 days after the end of the **fiscal year. Retain the Working Copy of this form for** a period of not less than 6 years, the **latest 2 years in an easily accessible place.**

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part 11A Line 9, Code 4030)	$ 13,325,756
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	-0-
(2) Net loss from principal transactions in securities in trading accounts.	-0-
(3) Net loss from principal transactions in commodities in trading accounts.	-0-
(4) Interest and dividend expense deducted in determining item 2a.	-0-
(5) Net loss from management of or participation in the underwriting or distribution of securities.	-0-
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	-0-
(7) Net loss from securities in investment accounts.	-0-
Total additions	-0=
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and tram transactions in security futures products.	2,903,687
(2) Revenues from commodity transactions.	-0-
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	1,116,927
(4) Reimbursements for postage in connection with proxy solicitation.	-0-
(5) Net gain from securities in investment accounts.	360
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	135,824
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	-0-
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):	-0-
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ -0-	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 111,129	
Enter the greater of line (i) or (ii)	111,129
Total deductions	4,267,927
2d. SIPC Net Operating Revenues	$ 9,057,829
2e, General Assessment @ .0025	$ 22,645 (to page 1 but not less than $150 minimum)